U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number 1-11248

SUNRISE ENERGY RESOURCES, INC.
(Name of registrant as specified in its charter)

Delaware	84-0938688
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

5353 Memorial Drive, Suite 4012
Houston, Texas 77007
(Address of principal executive offices)

(713) 868-5855
(Registrant’s telephone number, including area code)

SUNRISE ENERGY RESOURCES, INC.
5353 Memorial Drive, Suite 4012
Houston, Texas 77007

_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

General

     This Information Statement is being delivered on or after January 6, 2004 to the holders of shares of common stock, par value $0.001 of Sunrise Energy Resources, Inc., a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors which is expected to take place within ten days of the date this statement is filed with the Securities and Exchange Commission in accordance with Rule 14f-1.

     Effective October 4, 2004, the Company and certain of its shareholders entered into a Stock Purchase Agreement and Plan of Reorganization (the “Agreement”) with the shareholders of Esko Pivnich (“EP”), an oil and gas production and development company incorporated and operating in the Republic of Ukraine, to acquire all of the outstanding shares of EP. Pursuant to the Agreement, the Company is to issue that number of shares which, when added to the 5 million shares sold to certain of the EP shareholders in connection with the transaction contemplated by the Agreement (the “Transaction”) by five of the Company’s foreign institutional stockholders (“Selling Stockholders”), will result in the Company’s current shareholders retaining, in the aggregate, 9% of the enlarged company, which will then have 17 million shares issued and outstanding. There are a series of conditions precedent to closing of the Transaction, including listing of the Company’s shares on OTC “Pink Sheets.”

     In conjunction with the signing of the Agreement, certain of EP’s shareholders indirectly advanced the Company $35,000 to be used solely to pay outstanding obligations incurred during the years since the Company emerged from bankruptcy, and to pay certain costs incurred in bringing the Company in compliance with its reporting obligations under the Securities Exchange Act of 1934, as amended.

     This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

     In connection with the Agreement, a change of control will be effected. Shareholders of EP, who will collectively own approximately 90% of the Company’s issued and outstanding voting common stock, will have control of the Company following the completion of the Transaction. The persons expected to be named as the directors of the Company following the completion of the Transaction, identified below, will be added to the Board of Directors, joining the present director of the Company and will assume control of the Board of Directors. Prior to the Transaction, David Melman, the then Chairman of the Board of Directors and President of the Company, the sole director and the only officer, (who currently holds approximately 4.62% of the outstanding common stock), had certain voting rights over 4,512,500 (69.21%) shares held by Midland Trust Company, Ltd. Following closing of the Agreement (i) Mr. Melman shall resign as an officer of the Company, and (ii) the board of directors of the Company and the Company’s officers shall consist of the following persons:

Name	Age	Position
Konstantin Tsiryulnikov	26	Chairman of the Board, Principal Financial
		and Accounting Officer and Secretary
David Melman	62	Director
Leon Golden, CPA	43	Director
Abraham Bennun	32	Director

     Each of the directors will hold office until the next annual meeting of shareholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal. The following is information concerning the business backgrounds of each of the persons who will become directors following the closing of the Agreement, together with an identification of each other corporation which files reports under the Securities Exchange Act of 1934, as amended (“1934 Act”) for which such persons serve as directors.

     Konstantin Tsiryulnikov. Mr. Tsiryulnikov is president of Odessa Consulting (Canada), and has extensive experience in international business relating to the former Soviet Union countries, concentrating in the Oil and Gas industry. Mr. Tsiryulnikov also serves as the manager of international relations for the L.Z. Group (Canada).

     Mr. Tsiryulnikov holds an International Business Certificate from the Kyiv Financial Institute and a B.S. degree from the University of Toronto.

     Mr. Tsiryulnikov is the son of Eduard Tsiryulnikov, Halton Impex Corp.‘s sole shareholder. As provided below, Halton Impex is a privately owned company, which will own 65% of the issued shares of the Company as part of the Transaction.

     David Melman. Mr. Melman, age 62, has been President and sole director of the Company since 1997. Since May 2000, Mr. Melman has been the Chief Executive Officer and director of XCL Ltd (OTC Pink Sheets), an oil and gas company headquartered in Lafayette, Louisiana, presently being restructured. Since June 2001, Mr. Melman has served as Chief Executive Officer and director of Republic Resources, Inc. (OTC Pink Sheets), a company engaged in the containment and remediation of contaminated groundwater. Since February 2004, Mr. Melman has been a director of Omni Energy Services, Inc. (Nasdaq), a company providing an array of services to the oil and gas industry.

     Mr. Melman holds a B.S. degree in economics, and J.D. and LLM law degrees.

     Leon Golden. Mr. Golden is a certified public accountant with over 17 years of experience. For the past two years, Mr. Golden has had his own CPA practice in New York City, and prior to that he worked as a public accountant for another New York City CPA Firm for fifteen years. Mr. Golden serves on the board of directors of ABDC (OTCBB--ABDV). Mr. Golden holds a B.S. degree in Accounting from Brooklyn College.

     Abraham Bennun. Mr. Bennun has financial and legal background relating to several industries, one of which is the Oil and Gas industry. Earlier this year Mr. Bennun joined Thor Capital Group, Inc. (Moscow Office) and serves as a Senior Vice President of the firm. Prior to joining Thor Capital, Mr. Bennun worked as an associate at Kronish Lieb Weiner & Hellman, LLP (New York). From February 1997 to March 1999, Mr. Bennun worked as an advisor with the Official Receiver, Justice Department of Israel.

     Mr. Bennun holds a LLB degree from Cardiff University School of Law (UK), and a LLM degree in Banking, Finance and Corporate Law from Fordham University (N.Y.). Mr. Bennun is a member of the New York Bar, the Law Society of England and Wales (Solicitor) and the Israeli Bar.

     Except as set forth above, there are no family relationships among directors or executive officers of the Company and no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the 1934 Act, or subject to the requirements of Section 15(d) of that Act or any company registered as an investment company under the Investment Company Act of 1940. Officers serve at the discretion of the Board of Directors.

Voting Securities of the Company

     On December 31, 2004 there were 6,520,100 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table shows information concerning the identification and address of each person which prior to the Transaction was the beneficial owner of more than 5% of the Company’s 6,520,100 shares of outstanding $0.001 par value common stock, its only outstanding class of voting securities:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
David Melman (1)	Common Stock	301,229	(1)	4.62%
5353 Memorial Dr., Suite 4012
Houston, TX 77007
Midland Trust Company, Ltd.	Common Stock	4,512,500	(2)(3)	69.21%
1 Garrick House Place
Carrington St., London W1J7AF

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(1)

Mr. Melman will be the Company’s current sole officer and sole director until the closing of the Agreement. Under the terms of the Agreement, upon completion of the Transaction, 200,000 of these shares will be subject to a “lockup” agreement (an agreement by the holder not to sell or transfer) for a period of six months. Does not include 5,893,050 shares held by five stockholders for which he holds the right to vote through December 31, 2004.

(2)

Midland Trust Company, Ltd. will sell 4,312,500 of these shares to certain shareholders of EP, including Halton Impex Corp., identified below, on the effective date of the Transaction. Under the terms of the Agreement, upon completion of the Transaction, the remaining 200,000 of these shares will be subject to a "lockup" agreement (an agreement by the holder not to sell or transfer) for a period of six months.

(3)

The following unaffiliated entities also will sell a total of 687,500 shares to certain of the EP Shareholders on the effective date of the Transaction and were parties to the Agreement: Eurosecurities Ltd., Northern Securities Ltd., EMU Capital, Ltd., Twinstar International, Ltd., and Exeter Financing Group, Inc. These entities will continue to hold a total of 693,050 shares.

Certain Relationships and Related Party Transactions

     There are no material relationships between the Company and the current officers and directors or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Agreement.

     Mr. Eduard Tsiryulnikov, Halton Impex Corp.‘s sole shareholder, is the father of Mr. Konstantin Tsiryulnikov, who will become a director and an officer of the Company upon completion of the Transaction. As provided below, Halton Impex is a privately owned company, which will own 65% of the issued shares of the Company.

Changes in Control

     Since the Company emerged from Bankruptcy in 1997, David A, Melman has served as the only director and the only officer of the Company, and he has held the right to vote the shares of common stock held by the “Selling Stockholders” identified above.

     Following completion of the Transaction there will be 17,000,000 shares of common stock issued and outstanding, Mr. Melman will remain as one of four directors and will no longer be deemed to be in control of the Company. The following table sets forth the name and address of each person who will be the beneficial owner of more than 5% of any class of voting securities of the Company following the Transaction, and the shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Halton Impex Corp.	Common Stock	11,143,223	65%
627 Lyons Lane,
Oakville,
Ontario L6J 5Z7
Canada(1)
(former) Shareholders of	Common Stock	15,309,900	90.06%
Esko Pivnich(2)
Officers and Directors	Common Stock	11,343,223
(as a Group) (4 persons)(3)

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(1)	Eduard Tsiryulnikov is sole shareholder of Halton Impex Corp. and is the father of Mr. Konstantin Tsiryulnikov, who will become a director and the sole officer of the Company.

(2)

Includes Halton Impex Corp., Independent Commonwealth Resources, LLC, Stockton Travis Partners, Inc., Huntington Ventures, Inc., Wellburn Resources, Inc., and Tunbridge Falcon Industries, LLC., which, other than ownership of Esko Pivnich and the Company, are unaffiliated entities

(3)	Includes shares held directly by Mr. Melman, and shares held by Halton Impex Corp.

Legal Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, nor any person who will become a director upon completion of the Transaction is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

     No compensation or remuneration was paid to any Executive Officer or any member of the Board of Directors of the Company or any other person in those capacities during the last three fiscal years, or during 2004. Compensation commensurate with other public companies of small capitalization is anticipated to be paid following the Transaction to executive officers and to all directors who are not executive officers; however there are presently no plans or commitments with regard to such compensation. The Company has no employee benefit plans or other compensation plans.

     Because the Company has had no business operations and has had one director and one executive officer since 1997, the Company has not established a standing audit, nominating or compensation committees or committees. As a result, the Company does not have an audit committee financial expert, as that term is defined in the 1934 Act.

     Likewise the Company has no charter for its Audit Committee. The Company has no website. Following the Transaction, it is intended that the Board of Directors will include at least one person who qualifies as an independent audit committee financial expert, although it may be some time before the new management can locate such a person willing to serve on terms consistent with the Company's financial resources and cash flow.

     The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered after the Transaction described above is completed.

     During the fiscal year ended December 31, 2003, the sole Director of the Company held two meetings, all of which consisted of meetings held by unanimous written consent without an actual meeting.

Compliance with Section 16(a) of the Securities Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of November 15, 2004, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

SUNRISE ENERGY RESOURCES, INC.
a Delaware corporation
By: /s/ David A. Melman
David A. Melman, President

January 6, 2005